DUPLICATE

Number: C0732616

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that DEJOUR ENERGY INC. changed its name to DXI ENERGY INC. on October 27, 2015 at 08:17 AM Pacific Time.

Issued under my hand at Victoria, British Columbia

On October 27, 2015

CAROL PREST

Registrar of Companies

Province of British Columbia

Canada